FORM C - ANNUAL REPORT (C-AR) 2024

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Black Coffee Company LLC, a Georgia Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.theblackcoffeecompany.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2024.

 THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-AR or any documents incorporated by reference herein speaks only as of the date of this for C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Black Coffee Company, LLC (the "Company") is a Georgia Limited Liability, formed on September 15, 2020.

The Company is located at 1800 Jonesboro Rd. SE, Suite C, Atlanta, GA 30315.

The Company's website is https://www.theblackcoffeecompany.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Black Coffee Company sells the freshest organic coffee beans, loose leaf tea, and branded merchandise so that our team can create resources and opportunities for our communities. We invest in people and ideas that boldly push our society forward, while staying true to the legacy we stand upon. Our raw values are: Entrepreneurship, Financial Freedom, and Community Empowerment.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Financial Projections

Our business financial projections are only projections.

In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities. We are a start-up company with historical revenues to date. It is important to note, that while repayment dates are structured as quarterly, the repayment amount is not necessarily a fixed amortization schedule. Rather, the repayment is structured as 10% gross revenue until repayment amount is paid.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Limited Operating History

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Georgia on September 15, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Subject To Indeterminable Taxes

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Not Subjected to Sarbanes-Oxley Regulations

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes to Employment Laws Could Harm Performance

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

<u>Health Epidemics & Outbreaks</u>

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Competition

We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors include Stumptown Coffee, and Black Rifle Coffee Company. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing specialty coffee. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Company Dependence on Co-Founders

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. The Founder/ CEO Jamin Butler works full time for California State University in addition to his role at Black Coffee Company. Co-founder Leonard Lightfoot works for the Department of Defense in addition to his responsibilities at Black Coffee Company. Each of these obligations may result in diminished time being committed to Black Coffee Company and potentially impact company performance.

Reliance On 3rd Party Suppliers

We rely on third party coffee suppliers and coffee roasters for our coffee. We currently rely on one coffee roaster for the majority of our coffee. If we are unable to maintain our relationship with this coffee roaster, our business could be significantly harmed. Furthermore, if our roaster were to experience any problems in its business, particularly in connection with its ability to source, roast, or ship products, our ability to produce and sell coffee could also be significantly harmed. To reduce risk, co-founder Leonard Lightfoot began learning the craft of roasting coffee in Dec. 2021 and is providing 15% of the roasted coffee we serve and sell. Our future plans entail developing an in-house roasting facility.

Reliance On Technology Vendors

The Company relies on Wix for hosting our website and other third party technology vendors such as Stripe, Clover, Square, Google, Apple, Quickbooks, and Paypal for payments and financial services. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings.

As we grow our customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

Increased Information Technology (IT) Threats
Increased IT security threats and more sophisticated cyber crime pose a potential risk to the security of our IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

Future Government Regulations
We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental

regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Any Defects In Products

Any defects in the products we source or manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantities or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

Volatility In Cost Of Raw Materials

An increase in the cost of raw materials (coffee beans, packaging materials) or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Coffee prices can be influenced by global factors, such as weather conditions affecting coffee bean production.

Particular dependence on supply of higher-priced Arabic beans (specialty/premium coffee) – as imported mostly from developing countries, price varies along with the economical and political situation of the export country. Dairy products, whose retail prices vary a lot, are used for specialty drinks.

Mission Driven Company

The Company is a mission driven business that is focused on providing a product that is both safe and environmentally-friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs. Additionally, the Company is committed to donating net profits to non-profits. These decisions will likely reduce the amount of revenue available to the Company to operate and grow, and ultimately to return to investors, which may further increase the riskiness of the investment and potential loss of any investment.

Unable To Recruit Key Personnel

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

The Company and Its Business

The Black Coffee Company sells the freshest organic coffee beans, loose leaf tea, and branded merchandise so that our team can create resources and opportunities for our communities. We invest in people and ideas that boldly push our society forward, while staying true to the legacy we stand upon. Our raw values are: Entrepreneurship, Financial Freedom, and Community Empowerment.

Black Coffee Atlanta (flagship coffee shop) opened its doors on Juneteenth 6/19/21 and has become a hub for entrepreneurs, creatives, and the local community. We have partnered with multiple community-based organizations, federal/state/city officials, and not-for-profit organizations to provide mentoring resources and support for multiple community projects.

Our in-demand coffee shop and event space is over 2,000 sq ft, has a huge parking lot, delicious drinks, and an amazing vibe. Our coffee shop address is 1800 Jonesboro Rd. SE. Atlanta, GA 30315. We invite vendors to come and set up tables to showcase their products and services, and to help build their business.

Black Coffee Company sources all of their coffee beans from fair trade, single-source farms from across the globe. Currently we have coffee from Ethiopia, Kenya, Brazil, Costa Rica, Guatemala, and Peru. We roast our coffee medium to dark. Our coffee shop provides a number of signature drinks based on the customer demand.

Corporation Structure

Black Coffee Company, LLC was established in the state of Georgia on September 15, 2020.

IP Ownership

Black Coffee Company, LLC has filed for two (2) U.S. Trademark:
- U.S. Trademark Application Serial No. 97398051
- U.S. Trademark Application Serial No. 97200066

Competitors

Our direct competitors include Stumptown Coffee, Red Bay Coffee, Black Rifle Coffee Company. Black Coffee Company has positioned itself amongst premium coffee brands yet stands apart from these competitors with a unique business model of promoting the practice of entrepreneurship, sharing resources to build generational wealth, and empowering the community.

In addition, Black Coffee Company has a give-back ethos to continuously support entrepreneurs and the community through its Black Coffee Community Empowerment & Economic Development (CEED) Foundation. Our premium coffee is only the beginning, we believe in building partnerships and relationships to cultivate something much bigger. We are continuously guided by our raw values of Financial Freedom, Entrepreneurship, and Community Empowerment, and strive to be an example of what happens when passion and hard work blend to create something that will make an impact now as well as for generations to come.

Industry

Coffee continues to thrive as one of the most consumed beverages globally. One notable trend in the coffee market is the growing demand for specialty coffee. Consumers are seeking unique and high-quality coffee experiences while exploring various flavor profiles.

The global specialty coffee market size is estimated to grow from $52 billion in 2021 to $155 billion in 2030. The coffee market is expected to grow at a compound annual growth rate (CAGR) of 11.3% from 2023 to 2030 (Grand View Research). According to Business Wire - North American 2022 Coffee Report, the North American coffee market is projected to register a CAGR of 5.9% during the forecast period (2022-2027).

According to Statista, in the state of Georgia, revenue in the coffee market is expected to amount to $92 million in 2023. The coffee market in Georgia is expected to grow annually by 4.98% (CAGR 2023-2028). There are over 8,000 coffee shops in the state of Georgia and over 190 coffee shops in the city of Atlanta. Atlanta's diverse and growing population means varying consumer preferences, including a demand for specialty coffees, organic options, and unique flavor profiles. The Black Coffee Company is well positioned to capitalize on the growth with our specialty coffee in varied forms, organic food options, and the addition of mobile coffee truck/cart.

Current Stage

We currently operate Black Coffee Atlanta (our flagship coffee shop) in Atlanta, GA. Black Coffee Atlanta sells specialty espresso based beverages, hot and cold brewed coffee, hot and iced tea, fresh pastries, healthy breakfast items, coffee bean, loose leaf tea, and branded merchandise. We also sell our coffee, tea, and branded merchandise online at www.theblackcoffeecompany.com.

Future Roadmap

We plan to increase our sales through retail distribution, marketing, and the addition of our mobile coffee truck/cart. The mobile coffee/truck will enable us to capitalize on festivals, farmer's markets, and other events within the greater Atlanta area. We also plan to bring innovation to market in new varieties and package forms.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers, and managers of the Company are listed below. Positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years are in Exhibit A..

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has eighteen (18) part-employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company has issued the following outstanding securities:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jamin Butler	Member Interest	20%
Leonard Lightfoot	Member Interest	20%
Gino Jones	Member Interest	20%
Branden Cole	Member Interest	20%
Christopher Bolden	Member Interest	20%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Security Type: Promissory Note (Term Loan)

Offering Date: June 2022

Target Amount: $20,000

Original Loan Amount: $19,845.12

Amount Currently Owed: $19,845.12

Maturity Date: June 2025

Use of Proceeds: Acquisition of coffee equipment and fulfillment center.

Offering exemption relied upon: Section 4(a)(2)

Security Type: Promissory Note (Term Loan)

Offering Date: January 2023

Target Amount: $50,000

Original Loan Amount: $47,038.80

Amount Currently Owed: $47,038.80

Maturity Date: December 2027

Use of Proceeds: Acquisition of coffee equipment and working capital.

Offering exemption relied upon: Section 4(a)(2)

Security Type: Promissory Note (Revenue Share 10%)

Offering Date: November 2023

Target Amount: $100,000

Original Loan Amount: $132,888.75

Amount Currently Owed: $132,888.75

Maturity Date: Repayment begins April 2025

Use of Proceeds: Acquisition of coffee truck and working capital.

Offering exemption relied upon: Section 4(a)(2)

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Owner	Percentage of Ownership
Jamin Butler	20%
Leonard Lightfoot	20%
Gino Jones	20%
Branden Cole	20%
Christopher Bolden	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company generates revenues by selling brewed coffee, espresso-based beverages, coffee beans, k-cups, pastries, and branded merchandise at the coffee shop. Also generate revenue by catering private events and conferences for corporate clients and customers.

Revenue

Revenue for the fiscal year in 2022 was $277,566.00 and increased to $334,429.61 in 2023. The revenue growth came from increasing the operational hours of Black Coffee Atlanta and increasing the variety of products we offer. We also increased our catering and private event services. There was also the onboarding of wholesale partners that contributed to the revenue growth.

Cost of sales

The cost of goods sold in 2023 was $91,734.38, an increase of $15,651.38 from 2022 where the cost of sales was $76,083.00.

Gross margins

2023 gross profit increased by $41,212,23 over 2022 gross profit. This increase in margin was caused by the introduction of products and services (catering, private events, wholesale).

Expenses

The Company's expenses consist of, among other things, payroll, marketing and sales expenses, fees for professional services, facilities expenses, insurance expenses, travel, and office expenses. Expenses in 2023 increased by $1,023.87 from 2023.

Historical results and cash flows:

The Company is currently in the accelerated growth stage. We are recipients of the BeyGOOD Foundation (founded by Beyonce), Amazon and InvestATL grants. We have been featured in Atlanta Business Chronicle, AfroTech, Wall Street Journal, 11Alive News (NBC News Affiliate), ATL Voice, and the Real Housewives of Atlanta. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future, but at a slightly lower rate because of the investments we have made and plan to make in business growth and the addition of mobile coffee sales into our business model. Past cash was primarily generated through sales of coffee and merchandise through our flagship coffee shop (Black Coffee Atlanta).

Liquidity and Capital Resources:

In November 2023, the Company conducted a Regulation D crowdfunding campaign on the Seed At The Table platform. The Company closed this campaign in January 2024, which provided $106,311 of capital.

As of April 26, 2024, the Company has capital resources available in the form of credit cards limit of $17,000 and cash on hand of about $50,000.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions
The Company has conducted the following transactions with related persons: None.

Bad Actor Disclosure
The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.